Your Ref: **SEC File No. 83-2**
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2018

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2018 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2018 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2018

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1287_GMTN1010_0_1	29-Aug-18	29-Apr-23	7.2392% AMD FIXED RATE NOTE PAYABLE IN USD 18/23	AMD	2,660,000,000.00
			AMD TOTAL		2,660,000,000.00
1274_AUDM0025_00_1	11-Jul-18	15-Jun-29	3.1% AUD FIXED RATE NOTE 18/29	AUD	150,000,000.00
1008_AUDM0013_02_1	12-Sep-18	5-Sep-23	4.5% AUD FIXED RATE NOTE 18/23	AUD	325,000,000.00
			AUD TOTAL		475,000,000.00
1272_GMTN0998_00_2	3-Jul-18	3-Jul-48	1.85% EUR FIXED RATE NOTES/ CALLABLE 18/48	EUR	10,000,000.00
1275_GMTN1000_00_1	16-Jul-18	16-Jul-25	0.35% EUR FIXED RATE NOTE 18/25	EUR	600,000,000.00
1279_GMTN1004_00_2	23-Jul-18	23-Jul-58	1.97% EUR FIXED RATE NOTES/ CALLABLE 18/58	EUR	30,000,000.00
1257_GMTN0984_01_1	30-Jul-18	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	EUR	100,000,000.00
1281_GMTN1006_00_2	31-Jul-18	31-Jul-48	1.803% EUR FIXED RATE NOTES/ CALLABLE 18/48	EUR	10,000,000.00
1257_GMTN0984_02_1	17-Aug-18	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	EUR	100,000,000.00
1283_GMTN1008_00_2	28-Aug-18	28-Aug-58	1.93% EUR FIXED RATE NOTES/ CALLABLE 18/58	EUR	50,000,000.00
1289_GMTN1014_00_2	11-Sep-18	11-Sep-48	1.81% EUR FIXED RATE NOTES/ CALLABLE 18/48	EUR	15,000,000.00
1257_GMTN0984_03_1	27-Sep-18	25-May-23	0.2% EUR FIXED RATE NOTE 18/23	EUR	100,000,000.00
1290_GMTN1015_00_2	27-Sep-18	27-Sep-40	1.4% EUR FIXED RATE NOTE 18/40	EUR	50,000,000.00
1292_GMTN1017_00_2	27-Sep-18	27-Sep-58	2% EUR FIXED RATE NOTES/ CALLABLE 18/58	EUR	40,000,000.00
			EUR TOTAL		1,105,000,000.00
1239_GMTN0965_02_1	12-Jul-18	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23	GBP	100,000,000.00
1239_GMTN0965_03_1	6-Aug-18	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23	GBP	150,000,000.00
1288_GMTN1013_00_1	4-Sep-18	7-Mar-25	1.375% GBP FIXED RATE NOTE 18/25	GBP	250,000,000.00
1239_GMTN0965_04_1	27-Sep-18	15-Dec-23	1.375% GBP FIXED RATE NOTE 18/23	GBP	225,000,000.00
			GBP TOTAL		725,000,000.00
1276_GMTN1001_00_2	16-Jul-18	17-Jul-19	1.76% HKD FIXED RATE NOTE 18/19	HKD	100,000,000.00
1278_GMTN1003_00_2	19-Jul-18	19-Jul-20	2.21% HKD FIXED RATE NOTE 18/20	HKD	100,000,000.00
			HKD TOTAL		200,000,000.00
1285_GMTN1011_00_2	30-Aug-18	3-Sep-19	1.3% JPY FIXED RATE DUAL CURRENCY NOTES 18/19	JPY	2,160,000,000.00
1286_GMTN1012_00_2	30-Aug-18	27-Aug-20	1.5% JPY FIXED RATE DUAL CURRENCY CALLABLE NOTES 18/20	JPY	4,206,000,000.00
			JPY TOTAL		6,366,000,000.00
1280_GMTN1005_00_2	26-Jul-18	26-Jul-21	6.4% MXN FIXED RATE NOTE 18/21	MXN	66,000,000.00
1284_GMTN1009_00_2	28-Aug-18	27-Aug-21	6.4% MXN FIXED RATE NOTE 18/21	MXN	48,000,000.00
1291_GMTN1016_00_2	27-Sep-18	27-Sep-21	6.46% MXN FIXED RATE NOTE 18/21	MXN	58,000,000.00
			MXN TOTAL		172,000,000.00
1277_GMTN1002_00_2	17-Jul-18	17-Jul-23	1.747% NOK FIXED RATE NOTE 18/23	NOK	1,000,000,000.00
			NOK TOTAL		1,000,000,000.00
1273_GMTN0999_00_2	10-Jul-18	10-Jul-28	3.55% NZD FIXED RATE NOTE 18/28	NZD	73,000,000.00
			NZD TOTAL		73,000,000.00
1269_GMTN0994_01_2	13-Sep-18	26-Jun-23	0.37% SEK FIXED RATE NOTE 18/23	SEK	750,000,000.00
			SEK TOTAL		750,000,000.00
1109_GMTN0845_01_1	1-Aug-18	26-Feb-20	USD FLOATING RATE/GLOBAL 18/20	USD	150,000,000.00
1282_GMTN1007_00_2	2-Aug-18	2-Aug-28	3.052% USD FIXED RATE NOTE 18/28	USD	100,000,000.00
1109_GMTN0845_02_1	9-Aug-18	26-Feb-20	USD FLOATING RATE/GLOBAL 18/20	USD	160,000,000.00
1057_GMTN0797_14_2	13-Aug-18	15-Dec-21	USD FLOATING RATE/GLOBAL 18/21	USD	150,000,000.00
1231_GMTN0958_02_1	23-Aug-18	19-Jan-28	2.75% USD FIXED RATE/GLOBAL 18/28	USD	100,000,000.00
1293_GMTN1018_00_2	26-Sep-18	26-Sep-28	3.1% USD FIXED RATE NOTE 18/28	USD	100,000,000.00
1294_GMTN1019_0_1	26-Sep-18	26-Sep-28	3.125% USD FIXED RATE/GLOBAL 18/28	USD	750,000,000.00
			USD TOTAL		1,510,000,000.00



ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2018

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	0978_AUDM0012_00_1	25-Jul-18	25-Jul-18	3.5% AUD FIXED RATE NOTE 13/18		400,000,000.00
AUD	0978_AUDM0012_01_1	25-Jul-18	25-Jul-18	3.5% AUD FIXED RATE NOTE 13/18		250,000,000.00
AUD	1006_GMTN0753_00_2	20-Aug-18	20-Aug-18	AUD FLOATING RATE NOTES 13/18		100,000,000.00
				AUD - TOTAL	0.00	750,000,000.00
BRL						
BRL	1003_GMTN0749_00_2	23-Jul-18	23-Jul-18	BRL DEEP DISCOUNT NOTE PAYABLE IN JPY 13/18		225,000,000.00
				BRL - TOTAL	0.00	225,000,000.00
CNY						
CNY	1088_GMTN0825_00_2	13-Aug-18	13-Aug-18	3.55% CNY FIXED RATE NOTE 15/18		150,000,000.00
CNY	1152_GMTN0884_00_2	22-Sep-18	22-Sep-18	3.37% CNY FIXED RATE NOTE 16/18		200,000,000.00
				CNY - TOTAL	0.00	350,000,000.00
RUB						
RUB	1186_GMTN0916_00_2	27-Apr-20	17-Jul-18	5.91% RUB FIXED RATE NOTE 17/20	729,600,000.00 *	
				RUB - TOTAL	729,600,000.00	0.00
USD						
USD	0198_NMTN_00	16-Jul-18	16-Jul-18	5.593% USD FIXED RATE NOTES/ PUTABLE 98/18		500,000,000.00
USD	0198_NMTN_01	16-Jul-18	16-Jul-18	5.593% USD FIXED RATE NOTES/ PUTABLE 98/18		200,000,000.00
USD	1009_GMTN0754_00_1	11-Sep-18	11-Sep-18	1.75% USD FIXED RATE/GLOBAL 13/18		2,000,000,000.00
USD	0707_GMTN0469_00_2	27-Sep-18	27-Sep-18	4.157% USD FIXED RATE NOTE 08/18		100,000,000.00
USD	1053_GMTN0793_00_1	28-Sep-18	28-Sep-18	1.5% USD FIXED RATE/GLOBAL 14/18		1,000,000,000.00
USD	1053_GMTN0793_01_1	28-Sep-18	28-Sep-18	1.5% USD FIXED RATE/GLOBAL 16/18		150,000,000.00
				USD - TOTAL	0.00	3,950,000,000.00
ZAR						
ZAR	1211_GMTN0940_00_2	4-Sep-18	4-Sep-18	6.79% ZAR FIXED RATE NOTE 17/18		200,000,000.00
				ZAR - TOTAL	0.00	200,000,000.00

* Partial buyback on indicated Redemption Date